Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The fifth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on March 23, 2016 at A18 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated March 15, 2016. All five supervisors of the Company, including Chairman Miao Ping and other supervisors Shi Xiangming, Xiong Junhong, Zhan Zhong, and Wang Cuifei, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Chairman Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2015

After review and discussion, the Supervisory Board approved the proposal, which includes the 2015 Annual Financial Report prepared in accordance with PRC GAAP, the 2015 Annual Financial Report prepared in accordance with IFRS, the 2015 Report on Participating Insurance Products, the 2015 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2015 Report on Changes in Accounting Estimates.

Voting result: 5 for, 0 against, with no abstention

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2015

The Supervisory Board considered that:

a.	The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2015 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b.	The content and form of the A Share Report and the H Share Report of the Company for the year of 2015 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein truthfully reflects, in every material respect, the operational and financial conditions of the Company in 2015.

c.	Before the Supervisory Board made the aforesaid comments, the Supervisory Board did not find any violation of the confidentiality obligations by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2015.

Voting result: 5 for, 0 against, with no abstention

3.	Proposal on the Profit Allocation for the Year of 2015

Voting result: 5 for, 0 against, with no abstention

4.	Proposal on the 2015 Board of Supervisors Report

The Supervisory Board agreed to submit this proposal to the 2015 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

5.	Proposal on the Report on the Performance of the Supervisory Board in 2015

Voting result: 5 for, 0 against, with no abstention

6.	Proposal on the 2015 Assessment Report on Internal Control of the Company (A Share)

Voting result: 5 for, 0 against, with no abstention

7.	Proposal on the 2015 Self-Assessment Report on Internal Control of the Company (China Insurance Regulatory Commission)

Voting result: 5 for, 0 against, with no abstention

8.	Proposal on the 2015 Compliance Report

Voting result: 5 for, 0 against, with no abstention

9.	Proposal on Report on Related Party Transactions in the Year of 2015 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2015

Voting result: 5 for, 0 against, with no abstention

10.	Proposal on the Audit Report on Related Party Transactions for the Year of 2015

Voting result: 5 for, 0 against, with no abstention

11.	Proposal on the 2015 Assessment Report on Internal Audit of the Company as well as Working Plan and Budgets for Internal Audit of the Company for 2016

Voting result: 5 for, 0 against, with no abstention

Please refer to the notice of the 2015 Annual Shareholders’ Meeting and the meeting materials to be separately announced by the Company for the proposals that the Supervisory Board agreed to submit to the 2015 Annual Shareholders’ Meeting for review and approval.

Board of Supervisors of China Life Insurance Company Limited

March 23, 2016

3